SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-

1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Allergan, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

018490102

(CUSIP Number)

Valeant Pharmaceuticals International, Inc.

Robert R. Chai-Onn

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(514) 744-6792

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,638
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% [1]
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)	This calculation is based on 297,556,619 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc. (the “Issuer”) outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

CUSIP No. 018490102

1.	NAME OF REPORTING PERSON Valeant Pharmaceuticals International
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 28,878,538
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 597,431
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,878,638
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% [1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	This calculation is based on 297,556,619 shares of Common Stock of the Issuer outstanding as of May 1, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2014.

This Amendment No. 5 relates to the Schedule 13D filed on April 21, 2014, as amended prior to the date of this Amendment No. 5 (as so amended, the “Original 13D”), by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of British Columbia (“Valeant”), and Valeant Pharmaceuticals International, a Delaware corporation and a wholly owned subsidiary of Valeant (“Valeant USA” and, together with Valeant, the “Reporting Persons”), relating to common shares, par value $0.01 (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

ITEM 4	Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and supplemented by adding the following information:

On May 30, 2014, Valeant issued a press release and delivered to the Issuer’s Chairman and Chief Executive Officer a letter describing a revised offer for the Issuer under which each share of Common Stock would be exchanged for $72.00 in cash and 0.83 Valeant Shares based on the fully diluted number of shares of Common Stock outstanding. Shareholders will continue to be able to elect shares or cash subject to proration. Valeant indicated that it remains willing to provide shareholders of the Issuer with a contingent value right for DARPin® as previously outlined if the Issuer engages in negotiations with Valeant to work out the exact terms. The press release and letter are filed as Exhibits 99.1 and 99.2 hereto and are incorporated by reference into this Item 4 as if restated in full herein.

In connection with the revised offer, Pershing Square and Valeant entered into a letter agreement (the “May 30th Letter Agreement”) in which they agreed that at the time Valeant completes its business combination with the Issuer, Pershing Square will cause PS Fund 1 to exchange the 28,281,107 shares of Common Stock allocated to Pershing Square funds for Valeant Shares at an exchange ratio of 1.22659 Valeant Shares for each share of Common Stock (rather than participating in the business combination on the terms offered to other Issuer shareholders). That exchange ratio is based on the closing prices for the Common Stock and the Valeant Shares on May 29, 2014. That agreement is filed as Exhibit 99.3 hereto and is incorporated by reference into this Item 4 as if restated in full herein.

Valeant currently plans to commence an exchange offer in which it will offer to acquire shares of Common Stock on the financial terms described in the press release and letter of May 30, 2014. If that exchange offer were successful, Valeant plans to complete a second step merger on the same financial terms.

On June 2, 2014, Pershing Square filed a preliminary proxy statement with the SEC to begin the process of seeking to call a special meeting of the Issuer’s stockholders to, among other things, remove a majority of the Issuer’s board of directors, request replacement directors and adopt a precatory resolution requesting the Issuer to promptly engage in good faith discussions with Valeant regarding Valeant’s offer to merge with the Company, without in any way precluding discussions the Board may choose to engage in with other parties potentially offering higher value. If Pershing Square is successful in calling that meeting and removing a majority of the directors, Pershing reserved the right to seek to petition the Delaware Court of Chancery to order a new election.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following information:

Valeant and Pershing entered into the May 30th Letter Agreement in which among other things they agreed to the terms specified in the second paragraph of Item 4 above. The May 30th Letter Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference into this Item 6 as if restated in full herein.

ITEM 7	Material to be Filed as Exhibits

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 30, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 30, 2014 (Film No. 14881379, filed at 17:21:06).

99.2	Letter, dated May 30, 2014, from the Chairman and Chief Executive Officer of Valeant Pharmaceuticals International, Inc. to the Chairman and Chief Executive Officer of Allergan, Inc., incorporated by reference to Valeant’s filing under Rule 425 on June 2, 2014 (Film No. 14883414, filed at 13:49:33).

99.3	Letter Agreement, dated May 30, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

Dated: June 2, 2014

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Chief Legal Officer, Head of Corporate and Business Development

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert R. Chai-Onn
Name:	Robert R. Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Document Description

99.1	Valeant Pharmaceuticals International, Inc. press release, dated May 30, 2014, incorporated by reference to Valeant’s filing under Rule 425 on May 30, 2014 (Film No. 14881379, filed at 17:21:06).

99.2	Letter, dated May 30, 2014, from the Chairman and Chief Executive Officer of Valeant Pharmaceuticals International, Inc. to the Chairman and Chief Executive Officer of Allergan, Inc., incorporated by reference to Valeant’s filing under Rule 425 on June 2, 2014 (Film No. 14883414, filed at 13:49:33)

99.3	Letter Agreement, dated May 30, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.